UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One):ྑ Form 10-K ྑ Form 20-F ྑ Form 11-K ☒ Form 10-Q ྑ Form N-SAR
For Period Ended: March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
BAUSCH & LOMB INCORPORATED Full Name of Registrant
Not Applicable Former Name if Applicable
One Bausch & Lomb Place Address of Principal Executive Office (Street and Number)
Rochester, New York 14604 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

࿠
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
On April 25, 2007, Bausch & Lomb Incorporated (the “Company”) filed its delayed Annual Report on Form 10-K for 2006 (the “2006 10-K”). As previously reported, the Company has been unable to file its Quarterly Report on Form 10-Q for the third quarter of 2005, and its Quarterly Reports on Form 10-Q for the first, second and third quarters of 2006. The Company also is unable at this time to file its Quarterly Report on Form 10-Q for the first quarter of 2007. The Company’s inability to file is principally due to the considerable time and effort that it had to devote to completing the filing of its 2006 10-K, which has prevented the Company from being able to timely complete the work necessary to file its Quarterly Report on Form 10-Q for the first quarter of 2007.
The Company is working diligently to complete all of the work necessary to file its Quarterly Report on Form 10-Q for the first quarter of 2007 as soon as practicable, and the other delayed periodic reports as soon as practicable thereafter. The Company currently expects to file its Quarterly Report on Form 10-Q for the first quarter of 2007 by June 10, 2007.
As reported in the Company's Current Reports on Form 8-K filed January 31, 2007 and February 9, 2007, the Company had obtained certain waivers through April 30, 2007 from the lenders under the Company's credit agreements and the holders of the Company's outstanding public debt. Under the waivers, the obligations under the credit agreements and public debt indenture with respect to filing of the delayed quarterly report for 2005 and with respect to the delayed quarterly reports for 2006 were waived with the filing of the Company’s 2005 Annual Report on Form 10-K on February 7, 2007 and its 2006 Annual Report on Form 10-K on April 25, 2007.

If the Company is unable to file its Quarterly Report on Form 10-Q for the first quarter of 2007 by June 10, 2007 (which, under the credit agreements, represents a 30 day grace period after such report was required to be filed with the Securities and Exchange Commission), absent additional waivers, the agent for the lenders may with the consent of, and will upon the request of, lenders holding a majority in interest in the outstanding loans under the credit agreements, terminate the obligations of the lenders to make additional advances under the credit agreements and, may upon notice to the Company, cause the principal and interest outstanding to become immediately due and payable. In addition, if the Company fails to file with the trustee under the indenture for the Company’s public debt the Company’s first quarter 2007 10-Q by May 25, 2007 (which, under the indenture, represents a 15 day grace period after the date the report was required to be filed with the Securities and Exchange Commission), the trustee or the holders of 10% of the principal amount of any series of the debt outstanding may give notice of “default” to the Company. Absent additional waivers, if the report is not filed within 60 days after that notice is given, the trustee or the holders of 25% of the principal amount of any series of the public debt outstanding may give further notice accelerating principal and accrued interest on that series of the public debt, which would become immediately due and payable. Such an acceleration of any series of the outstanding public debt may be satisfied by the Company’s payment of principal and accrued interest on that series, but may trigger defaults under other series of the public debt or the credit agreements.
If it appears that the Company will be unable to file its Quarterly Report on Form 10-Q for the first quarter of 2007 by June 10, 2007, the Company intends to seek additional waivers from the lenders under its credit agreements and the holders of its public debt, as may be appropriate.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel (Name)	585 (Area Code)	338.6409 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ྑYes ☒No

Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2005; Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006; Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006; Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ྑNo

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2007, the Company issued a press release reporting certain preliminary and unaudited financial results for the quarter ended March 31, 2007. The press release has been furnished with the Company’s Current Report on Form 8-K, filed May 10, 2007.

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Bausch & Lomb Incorporated
_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By: /s/ Jurij Z. Kushner Corporate Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS.

Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. When used in this discussion, the words “anticipate”, “appears”, “foresee”, “should”, “expect”, “estimate”, “project”, “will”, “are likely” and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Specific factors that may impact performance or other predictions of future actions and in many cases those with a material impact, have, in many but not all cases, been identified in connection with specific forward-looking statements. Forward-looking statements are subject to risks and uncertainties including, without limitation: the inability of the Company to achieve the various marketing and selling objectives or to achieve the stabilization of expenses; the inability to successfully return the Company’s lens care products to certain markets; changes in the competitive landscape; the inability to recoup lost market share; general global and local economic, political and sociological conditions including, without limitation, periods of localized disease outbreak and the effect on economic, commercial, social and political systems caused by natural disasters (such as, without limitation, earthquakes, hurricanes/typhoons, tornadoes and tsunamis); changes in such conditions; the impact of competition, seasonality and general economic conditions in the global lens and lens care, ophthalmic cataract and refractive and pharmaceutical markets where the Company’s businesses compete; effects of war or terrorism; changing currency exchange rates; the general political climate existing between and within countries throughout the world; events affecting the ability of the Company to timely deliver its products to customers, including those which affect the Company’s carriers’ ability to perform delivery services; changing trends in practitioner and consumer preferences and tastes; changes in technology; medical developments relating to the use of the Company’s products; competitive conditions, including entries into lines of business of the Company by new or existing competitors, some of whom may possess resources equal to or greater than those of the Company; the impact of product performance or failure on other products and business lines of the Company; success of the Company's compliance initiatives to detect and prevent violations of law or regulations; the results of pending or future investigations by the Company of alleged failure of the Company to comply with applicable laws or regulations; legal proceedings initiated by or against the Company, including those related to securities and corporate governance matters, products and product liability, commercial transactions, patents and other intellectual property, whether in the United States or elsewhere throughout the world; the impact of Company performance on its financing costs; enactment of new legislation or regulations or changes in application or interpretation of existing legislation or regulations that affect the Company; changes in government regulation of the Company’s products and operations; changes in governmental laws and regulations relating to the import and export of products; government pricing changes and initiatives with respect to healthcare products in the United States and throughout the world; changes in private and regulatory schemes providing for the reimbursement of patient medical expenses; changes in the Company’s credit ratings or the cost of access to sources of liquidity; the Company’s ability to maintain positive relationships with third-party financing resources; the financial well-being and commercial success of key customers, development partners and suppliers; changes in the availability of and other aspects surrounding the supply of raw materials used in the manufacture of the Company’s products; changes in tax rates or policies or in rates of inflation; the uncertainty surrounding the future realization of deferred tax assets; changes in accounting principles and the application of such principles to the Company; the performance by third parties upon whom the Company relies for the provision of goods or services; the ability of the Company to successfully execute marketing strategies; the ability of the Company to secure and maintain intellectual property protections, including patent rights, with respect to key technologies in the United States and throughout the world; the ability of the Company to secure and maintain copyright protections relative to its customer-valued names, trademarks, trade names and other designations in the United States and throughout the world; investment in research and development; difficulties or delays in the development, laboratory and clinical testing, regulatory approval, manufacturing, release or marketing of products; the successful completion and integration of acquisitions by the Company; the successful relocation of certain manufacturing processes; the Company’s implementation of changes in internal controls; the Company’s success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls, as required under the Sarbanes-Oxley Act of 2002; the occurrence of a material weakness in the Company’s internal controls over financial reporting, which could result in a material misstatement of the Company’s financial statements; the Company’s ability to correct any such weakness; the Company’s success in introducing and implementing its enterprise-wide information technology initiatives, including the corresponding impact on internal controls and reporting; the effect of changes within the Company’s organization, including the selection and development of the Company’s management team; the Company’s success in becoming a current filer under federal securities laws; and such other factors as are described in greater detail in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed April 25, 2007.